September 22, 2011

By Electronic Submission

Mark P. Shuman

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter Dated September 8, 2011 Juniper Networks, Inc. Form 10-K for the Year Ended December 31, 2010 Filed February 25, 2011 File No. 001-34501

Dear Mr. Shuman:

Juniper Networks, Inc. (the “Company”) is submitting this letter in response to the comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 8, 2011 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments below in bold, italics, and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

1.	We refer to footnote four to your tabular disclosure regarding certain beneficial owners of your securities. Identify the natural persons who exercise the sole and shared voting and dispositive powers with respect to the shares held of record by Prudential Financial, Inc. Given the nature of Prudential Financial, Inc.’s ownership of your shares, it is unclear on what basis Prudential “expressly disclaims any admission of beneficial ownership.” Please clarify this.

We acknowledge the Staff’s comment, but respectfully advise the Staff that Prudential Financial, Inc. (“Prudential”) did not report in the Schedule 13G filed by Prudential on February 8, 2011 (the “Prudential 13G”) any natural persons who exercise the sole and shared voting and dispositive power with respect to the shares. The Company also respectfully advises the Staff that it does not believe that disclosure of the natural persons holding voting and dispositive power over the shares held by those entities was required by Instruction 2 of Item 403 of Regulation S-K (“Item 403”) unless such information was specifically stated in the Schedule 13G filed by the stockholder (in which case, the Company would be deemed to know such information pursuant to Instruction 3 of Item 403). Instruction 2 of Item 403 states only that beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act and requires the registrant to “include such additional subcolumns or other appropriate explanation of column (3) necessary to reflect amounts as to which the beneficial owner has (A) sole voting power, (B) shared voting power, (C) sole investment power, or (D) shared investment power.” Unless specifically described in Schedule 13D or 13G, the Company would not have reason to know the nature of any “contract, arrangement, understanding, relationship or otherwise” pursuant to which a natural person has voting or investment power or the nature of such contract. We are not aware of an affirmative requirement on the part of the Company to determine the natural persons with voting control of an investment advisor or broker dealer or the nature of the agreements between the investment advisor or broker dealers and the account holders if such information is not described in the Schedule 13D or 13G. We note that we have no reason to believe that, other than as described below with respect to Jennison (as defined below), any Prudential Entity (as defined below) or any holder of securities beneficially owned by any Prudential Entity, owns 5% or more of our outstanding shares. Accordingly, the Company did not take additional steps to obtain information concerning the identities of the natural persons exercising voting and dispositive powers over the shares held by these entities.

We respectfully advise the Staff that Prudential reports in the Prudential 13G that it is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934 (“Exchange Act”). Prudential states that it may be deemed to be the beneficial owner of securities beneficially owned by fifteen affiliated Registered Investment Advisors and Broker Dealers, each of which is an entity (the “Prudential Entities”). In each case, the Company has reason to believe the Prudential Entities are, in their capacity as registered investment advisers and broker dealers, nominees who hold shares on behalf of the beneficial owners (clients). Prudential also holds shares indirectly as a result of its ownership in Prudential Insurance Company of America (“PICOA”). Prudential states that the filing of the Prudential 13G shall not be construed as an admission that Prudential is for purposes of Sections 13 or 16 of the Exchange Act, the beneficial owner of the securities. The Company does not have insight into the contractual arrangements between the Prudential Entities and their clients or the ownership structure of PICOA, but has no reason to believe that Prudential’s disclaimer of admission of beneficial ownership is improper.

2.	We refer to footnote five to the tabular disclosure. Given that Prudential Financial, Inc., owns 5.9% of your shares as well as 100% of the equity interests of Jennison, it is unclear whether the beneficial holders of Prudential directly or indirectly exercise the voting or dispositive power over the shares held of record by Jennison. Please tell us the factual basis for any conclusion that the securities held of record by Prudential and Jennison are beneficially owned by separate persons. We note that Instruction 3 to Item 403 of Regulation S-K limits reliance upon statements filed pursuant to Sections 13(d) or 13(g), to the extent information contained in such statements are not complete or accurate. In this regard, the natural person(s) that exercise the voting and dispositive power over the shares held of record by each of these two entities are not disclosed.

The Company respectfully advises the Staff that the Company has not concluded that shares held of record by Prudential and Jennison Associates LLC (“Jennison”) are beneficially owned by separate persons. Based on the Prudential 13G, we believe that Prudential’s beneficial ownership of 31,263,154, or 5.9%, of our shares as reported in our proxy statement, may include shares held by Jennison. However, the Prudential 13G does not separately report the number of shares held by Jennison, and the Schedule 13G filed by Jennison on February 11, 2011 (the “Jennison 13G”) states that Jennison does not file jointly with Prudential. We believe that it is prudent and consistent with our efforts to provide our stockholders with thorough disclosure to report the ownership of each of Prudential and Jennison in the beneficial ownership table with a description of the relationship between Prudential and Jennison in the footnotes to such table. We also believe that this approach is consistent with Instruction 5 to Item 403 which requires clarifying disclosure if more than one beneficial owner is known to be listed for the same securities, and errs on the side of potentially over-reporting the aggregate ownership interest, and therefore, voting control, of Prudential and Jennison. Neither the Prudential 13G nor the Jennison 13G report natural persons with voting and dispositive power and, as discussed in our response to Comment 1, the Company is not aware of an affirmative requirement to determine the natural persons with voting control of an investment adviser or broker-dealer to the extent such persons are not disclosed in the applicable Schedule 13G/D.

We note that Prudential filed an amendment to the Prudential 13G on September 12, 2011 reporting that it no longer beneficially owned greater than 5% of our outstanding shares of common stock.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (408) 745-2384.

Sincerely,

JUNIPER NETWORKS, INC.

/s/ Mitchell L. Gaynor Mitchell L. Gaynor Executive Vice President, General Counsel & Secretary

cc:	Katharine Martin, Esq.
Lisa Stimmell, Esq.
Barbara Marchini-Ellis